SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                --------------

                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                            For September 28, 2001



                                 CNOOC Limited
                -----------------------------------------------
                (Translation of registrant's name into English)



                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                    ---------------------------------------
                   (Address of principal executive offices)




       (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



               Form 20-F    X                Form 40-F
                           ----                        ----


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


               Yes                            No      X
                     -----                          ----


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)



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CNOOC Limited and Shell to Study Gas Development in Bohai Bay


(Beijing, September 26, 2001) - CNOOC Limited (SEHK: 883, NYSE: CEO) (the "Company") announced that, through its parent, China National Offshore Oil Corporation ("CNOOC"), it has signed a Joint Study Agreement with Shell Exploration China Limited ("Shell") to examine options and plans for developing oil and gas reserves in the Bonan Block of Bohai Bay.

The Bonan Block is comprised of several oil and gas fields. Two key structures, Bozhong 26-2 and Bozhong 28-1, and the other 3 fields hold a recoverable reserve of more than 160 million barrels of liquid and around 300 billion cubic feet of associated natural gas. The block is close to several metropolitan areas of Shangdong Province.

Under the terms of the agreement, CNOOC and Shell will focus on how best to commercialize natural gas reserves contained in the block. "Shangdong is thirsty for incremental gas supply. The Bonan Block is ideally located. Shell is a very strong partner in gas market development. We are confident of an optimal commercialization plan being derived from the study," commented Mr. Fu Chengyu, the President of the Company. "The monetization of the gas cap will undoubtedly enhance the value of the fields' development."

The study is a part of a strategic alliance between Shell and CNOOC that focuses on gas market development in coastal regions of China.

Moody's and Standard & Poor's Assign Baa2 and BBB Ratings, Respectively, to CNOOC, the Parent of CNOOC Limited

(Beijing, September 27, 2001) The Company announced today that its parent, CNOOC, has obtained a Baa2 rating from Moody's Investors Service and a BBB rating from Standard & Poor's. Rating outlook for CNOOC from both agencies is stable.

Moody's Baa2 rating reflects the strategic importance of the Chinese domestic oil and gas industry and the inherent strength of the Company, which generates more than 75% of CNOOC's operating cash flow. The rating also recognises the current supportive regulatory environment and CNOOC's considerable financial flexibility. Standard & Poor's rating reflects CNOOC's large reserve base, good growth prospects, low cost position and moderate financial profile.

The Baa2 and BBB ratings obtained by CNOOC, the parent and a business partner of the Company, confirm CNOOC's strong credit profile and financial flexibility. CNOOC has committed to invest in world-class downstream projects with world-class partners over the next few years, including a Nanhai petrochemical project with Shell, a LNG receiving terminal partnership with BP and others. Moody's and Standard & Poor's expect that these investments will not materially compromise CNOOC's credit profile, which is projected to remain appropriate for the Baa2 rating. In addition, CNOOC currently has a high degree of financial flexibility with substantial balance sheet liquidity and cash reserves of around US$3.6 billion.

CNOOC, headquartered in Beijing of China, is a state-owned enterprise of the Peoples' Republic of China. The company was incorporated in 1982 to undertake China's offshore exploration and production ("E&P") and related activities. In addition to its E&P business, CNOOC has interests in oil services, chemical companies and several down-stream projects.

"The rating of CNOOC, the Company's parent, is a further evidence that the parent is a sound and strong partner. The financial strength of CNOOC will further enhance the Company's operating flexibility and leverage, a unique advantage that will benefit our investors in years to come," commented Mr. Wei Liucheng, Chairman and CEO of the Company.

Dr. Mark Qiu Zi Lei, CFO and Senior Vice President of the Company, said, " The rating was designed to improve transparency and disclosure, not to foretell an imminent offering by CNOOC."

Credit Suisse First Boston (Hong Kong) Limited served as the Ratings Advisor for CNOOC.

******

Notes to Editors:
CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

The Company, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). The Company is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and other services and functions for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
CNOOC Plaza
No. 6, Dong Zhi Men Wai Xiao Jie
Beijing, 100027
People's Republic of China
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                 CNOOC Limited


                                         By:  /s/ Cao Yunshi
                                              -----------------------------
                                              Name:   Cao Yunshi
                                              Title:  Company Secretary

Dated: September 28, 2001